Exhibit C

METALLICA RESOURCES INC.

(the “Corporation”)

ANNUAL REQUEST FORM

TO:     REGISTERED AND BENEFICIAL SHAREHOLDERS

In accordance with National Instrument 51-102, shareholders (including beneficial owners) may elect annually to have their names added to the Supplemental Mailing List of the Corporation. If you wish to receive the annual financial statements and management’s discussion and analysis (“MD&A”) for the annual financial statements, the interim financial statements and MD&A for the interim financial statements of the Corporation, or both, you must complete this form and forward it, either with your proxy or separately, to our transfer agent:

EQUITY TRANSFER SERVICES INC.
120 Adelaide St. W, Suite 420
Toronto, ON M5H 4C3

* * * * * * * * * * * * *

Please put my name on your Supplemental Mailing List for the Corporation and send me the documents as indicated below:

Annual Financial Statements and Annual MD&A of the Corporation	☐

Interim Financial Statements and Interim MD&A of the Corporation	☐

Copies of these documents may also be found on SEDAR at www.sedar.com.

DATED the            day of                     , 2005.

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City) (Province)

(Postal Code)

(Signature of Shareholder)
CUSIP: 59125J